

January 12, 2011

Mr. Michael Kishbauch
President and Chief Executive Officer
Achillion Pharmaceuticals, Inc.
300 George Street
New Haven, CT 06511

**Re: Achillion Pharmaceuticals, Inc.
          Form 10-K for the Year Ended December 31, 2009
          File No. 001-33095**

Dear Mr. Kishbauch:

We have reviewed your supplemental response filed December 28, 2010 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments.

Item 1. Business
Intellectual Property, page 17

1. We note your response to Comment 1 and reissue the comment in part. Please expand your proposed disclosure to be included in your next Form 10-K to identify the non-U.S. jurisdictions in which your material patents were granted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Dan Greenspan, Special Counsel, at (202) 551-3623 with any questions. In this regard, do not hesitate to contact me, at (202) 551-3710.

Sincerely,

Jeffrey P. Riedler
Assistant Director